10 May 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07023532

SUPPL

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – unaudited results for the three months ended 31 March 2007.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc *Jonathan K Bender, Esq*

NEDBANK
GROUP

HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel 011 294 9106 Fax 011 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited Reg No 1966/010630/06

NED
NED
NED/NBK - Nedbank Group - Unaudited results: three months ended 31 March 2007
NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
(`Nedbank Group` or `the group`)

UNAUDITED RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2007

OVERVIEW

Nedbank Group remains on track to meet its 2007 performance targets with the positive momentum of 2006 continuing into the first quarter (Q1) of 2007. Headline earnings per share for the period increased by 26,3% to 322 cents (Q1 2006: 255 cents). Fully diluted headline earnings per share increased by 25,0% to 310 cents (Q1 2006: 248 cents). Basic earnings per share grew by 2,5% to 324 cents (Q1 2006: 316 cents).

The group`s annualised return on average ordinary shareholders` equity (ROE) improved to 20,4%, up from 18,6% for the year to 31 December 2006 (Q1 2006: 18,3%). ROE (excluding goodwill) improved to 23,9%, up from 22,1% for the year to 31 December 2006 (Q1 2006: 21,8%).

The overall economic environment for banks remains positive, despite the 200 basis points rise in interest rates during 2006. While the endowment effect of this increase has benefited the net interest margin, an increased level of credit stress is being felt in Nedbank Retail and the motor vehicle finance book in Imperial Bank. Advances growth remains robust, although it is anticipated that retail advances growth will slow as a result of the environment of higher interest rates. This slowing growth in the retail environment is expected to be compensated for by increasing corporate advances growth.

The industry faces continued pressure on fees, through both intensified industry competition and increased consumerism. Banks also face increased regulatory requirements with the associated costs of compliance, including preparation for the June 2007 introduction of the National Credit Act (NCA), ongoing activity relating to the Financial Intelligence Centre Act (FICA), the ongoing responsibilities under the Financial Advisory and Intermediary Services Act (FAIS) and finalisation of systems ahead of the implementation of Basel II in South Africa in January 2008.

Tom Boardman, Chief Executive, said: `It is pleasing to report first-quarter results that show an ROE of 20,4% (23,9% excluding goodwill) and an efficiency ratio of 53,3% - both of these are ahead of our full-year 2007 targets of 20% and 55% respectively. The 25,0% increase in fully diluted headline earnings per share highlights a continuation of the momentum that was built during 2006 and was underpinned by market share gains in key advances categories. This ongoing growth, appropriate cost discipline, prudent risk management and the active capital management programme have kept the group on track to meet its ROE target of 20% for the 2007 financial year. Our challenge is to maintain this momentum and further close the gap between our ROE (excluding goodwill) and the ROE levels of our peer group.`

`While we have attained an efficiency ratio of less than 55% for the period, the cost of additional retail outlets, ATMs, marketing and frontline staff, combined with price reductions instituted in 2006 across a range of products to benefit the group and its clients in the long term, still makes the short-term efficiency ratio target of 55% in 2007 challenging.`

FINANCIAL PERFORMANCE

The group`s headline earnings increased by 24,0% to R1 272 million (Q1 2006: R1 026 million), with basic earnings increasing by 0,9% to R1 281 million (Q1 2006: R1 270 million). Basic earnings in the prior period included a non-headline profit of R244 million relating primarily to the finalisation of the non-core asset disposal programme.

Net interest income (NII)
NII grew by 31,2% to R3 176 million. Nedbank Group`s net interest margin dropped slightly from 3,92% for the 2006 year to 3,89% for the quarter (Q1 2006: 3,83%). The main factors influencing the NII growth were:
- average interest earning banking assets growth of 29,1% (Q1 2007 compared to Q1 2006);
- an endowment benefit from interest rate increases in the latter half of 2006; and
- margin compression mainly from pressure on deposit pricing as the sector sources a higher proportion of its funding from the wholesale deposit market, together with increased competition.

Impairment charge on loans and advances
The impairment charge on loans and advances ratio at 0,59% was in line with the experience in the first quarter of 2006. As expected this is slightly higher than the 0,52% reported for the year to 31 December 2006. Impairments continued to benefit from recoveries in both Nedbank Corporate and Nedbank Capital. The Nedbank Retail impairments charge on loans and advances ratio deteriorated to 1,31% from 1,10% in December 2006, but is in line with the corresponding period ratio in 2006 of 1,36%. Retail impairments historically follow a seasonal trend with an increase in the first quarter. Impairments in Imperial Bank worsened to 1,19% from 0,87% in December 2006 and 0,89% in March 2006.
The group anticipates that the impairment charge will increase in the medium term as a result of higher interest rates and increasing levels of household debt. Nedbank Corporate and Nedbank Capital`s impairment levels are also currently at unusually low levels and are expected to increase as the level of recoveries decreases.

Non-interest revenue (NIR)
NIR for the period increased by 0,9% to R2 273 million (Q1 2006: R2 252 million). Commission and fee income grew by a pleasing 14,2% in spite of the fee reductions instituted by Nedbank Retail in July 2006, the low level of wholesale fee increases implemented last year and the continued migration from cheque payments to electronic transfers in the Business Banking environment. Overall NIR growth has been affected by lower trading income for the period of R191 million, compared with the high base of R509 million in the first quarter of 2006 (a record trading quarter for Nedbank Group). In line with expectations communicated to the market in the 2006 annual results presentation, Nedbank Corporate recorded lower property private equity gains of R83 million for the period to 31 March 2007, compared with R117 million in the first quarter of 2006. Nedbank Capital had private equity gains of R99 million, compared with R31 million for the same period last year, and good fee income. However, Nedbank Capital`s NIR was adversely affected by the lower trading income referred to above, mostly due to changes in the equity markets that impacted the business alliance with Macquarie negatively during the period. All other trading areas performed in line with expectations.

Expenses
Expenses continue to be well-managed, and increased by 9,6% to R2 903 million (Q1 2006: R2 648 million).
Staff expenses grew by 14,5%, reflecting the investment the group continues to make in client-facing staff and an increase in bonus provisions as a result of improved financial performance.
Marketing costs increased as planned by 25,9% as the group continued to invest in the Nedbank brand. A media tracking study conducted by Millward Brown indicates that spontaneous awareness levels of the Nedbank brand have increased from 69% (December 2005) to 82% (February 2007).

Efficiency ratio
The `jaws` ratio remained positive, with total revenue growth of 16,6% being 7,0% above expense growth of 9,6%, resulting in the efficiency ratio improving from 56,7% for the 2006 period to 53,3%. This ratio is not forecast to be sustained at this level for the full year as the group invests in its distribution network, ongoing marketing, systems optimisation, staff training and new appointments, predominantly in frontline positions.

Associate income
Associate income increased from R31 million to R98 million mainly as a result

of the profit on the sale of JSE Limited shares during the period by the BoE Private Clients joint venture.

Non-trading and capital items

As the group has largely completed its non-core asset disposal programme, income after taxation from non-trading and capital items only amounted to R9 million for the period, compared with R244 million in 2006. The main component in 2006 was the profit on the sale of shares in Net 1 UEPS Technologies Inc (NUEPS), which amounted to R221 million.

Direct taxation

The group's taxation charge increased from 25,6% in the period last year to 30,0% in Q1 of 2007. This increase was mainly due to additional secondary taxation on companies (STC) on the final 2006 dividend accounted for in Q1 2007. This STC increase was the result of the reduction in dividend cover in the final 2006 dividend and a lower election of the capitalisation award alternative. The prior-year rate also included credits arising from accounting for past structured finance transactions that had a more marginal impact in the current year.

Balance sheet

Capital and capital management

Nedbank Group continues to be well-capitalised with a Tier 1 capital adequacy ratio of 8,2% (31 December 2006: 8,3%) and a total capital adequacy ratio of 12,4% (31 December 2006: 11,8%). During the quarter Nedbank Group issued R2,35 billion of NED7 and NED8 Tier 2 subordinated debt. Shortly after the quarter end, perpetual preference shares were issued totalling R364,4 million. These initiatives, together with the planned redemption of the NED2 R4 billion bond on its call date in July 2007 (subject to regulatory approval), a number of asset securitisations and further Tier 2 capital raisings, are part of the group's ongoing long-term capital management programme, which seeks to achieve an optimal and prudent capital structure.

Advances

Advances grew by 22,3% (annualised), with good growth being reflected across most categories of advances.

Details of advances growth by major categories follow:

	March 2007 Rm	December 2006 Rm	Annualised increase (%)
Home loans	106 763	98 944	32,0
Commercial mortgages	47 785	46 213	13,8
Properties in possession	132	131	3,1
Term loans	37 566	33 948	43,2
Credit cards	5 974	5 283	53,0
Overdrafts	15 315	13 761	45,8
Leases and instalment debtors	45 120	43 358	16,5
Preference shares and debentures	7 366	6 840	31,2
Trade and other bills	1 887	1 752	31,3
Reverse repurchase agreements	8 947	6 703	135,8
Other loans to clients	54 036	56 814	(19,8)
Impairments of advances	(5 362)	(5 184)	13,9
Total	325 529	308 563	22,3

Deposits

The group maintained a strong liquidity position throughout the period. Deposits increased by 14,0% (annualised) from December 2006.

Divisional performance

Nedbank Corporate increased headline earnings by 22,1% to R735 million (Q1 2006: R602 million) and maintained its ROE above 20% at 21,9%. Core banking headline earnings, excluding the specialised Bond Choice and property investment activities, grew by 39,0%. This result included:

- average advances growth of 29,6% (Q1 2007, compared with Q1 2006) and a small improvement in the margin driving an NII increase of 34,7%;
- a higher impairment charge to average advances ratio of 0,20% (Q1 2006: 0,08%), in line with expectations as the 2006 charge was abnormally low; and
- lower overall NIR mainly resulting from the anticipated lower property

private equity gains, clients switching from cheque payments to electronic transfers and lower price increases. Core transactional banking NIR was up 7,7% with good volume growth in electronic banking and cash handling.

Gaining new primary banking clients continues to be a focus area. It is pleasing to note that further gains have been made in the public sector, including the Uthungulu and Mossel Bay Municipalities, in addition to other key corporate client acquisitions. Both Business Banking and Corporate Banking have continued their strong momentum in advances growth through effective marketing and more efficient decision-making processes.

Nedbank Capital increased its ROE from 34,9% to 37,2% through more efficient capital utilisation, but headline earnings were impacted by lower trading revenue and decreased by 15,9% to R285 million (Q1 2006: R339 million).

With the exception of the Macquarie business alliance (referred to under NIR above), the division`s trading businesses performed well. Nedbank Capital benefited from the strong deal pipeline built up in 2006 and from some impairment recoveries. A number of significant transactions were concluded during the period. The pipeline for fees remains strong.

Nedbank Capital recently launched two new products: Contracts For Difference, which is an over-the-counter derivative contract that allows investors exposure to JSE-listed securities on a leveraged basis; and the Geared Investment Plan in conjunction with Old Mutual, which offers clients the opportunity to lock in the current value of their shares, borrow against existing shareholdings and invest within the Fairbairn Capital range.

Nedbank Retail increased headline earnings by 88,1% to R523 million (Q1 2006: R278 million) and ROE from 19,5% to 28,2%. This result was achieved through:

- average advances growth of 34,9% (Q1 2007, compared with Q1 2006) and stable margins driving NII growth of 30,2%. Nedbank Retail`s margin widened as a result of the endowment impact from higher interest rates, but this was offset by a reduction in home loan and personal loan margins;
- impairments charge ratios at similar levels to the first quarter of 2006;
- strong transactional volume growth, particularly from card merchant commissions and bancassurance volumes, driving NIR growth of 21,6%; and
- higher associate income from our share of the sale of the JSE shares mentioned above.

Nedbank Retail has continued to gain market share for the first two months of the year in the home loans, card receivables and personal loans categories. The rollout of our distribution plan, including 650 new ATMs and over 400 new staffed outlets over the next three years, is on track both in terms of projected expenses and revenue. An initiative to achieve a step change in the overall sales efficiency and service levels of the Nedbank branch network has been launched. We have invested significant time and resources preparing for the implementation of the NCA in June 2007. Clients will be provided with a preagreement statement and quotation, as well as enhanced affordability assessments.

The main focus in 2007 will be the continued implementation of the growth stage of the Nedbank Retail strategy.

Imperial Bank generated an ROE of 24,5% and grew its headline earnings by 15,3% to R109 million. Nedbank`s share of these earnings after accounting for profits attributable to minority interests of ordinary and preference shareholders (including payment of a R13 million preference dividend) increased by 2,1% to R48 million (Q1 2006: R47 million). Good growth in NII was offset by a higher impairments charge to average advances of 1,19% (Q1 2006: 0,89%) and the first-time impact of the preference dividend.

Sustainability

Nedbank Group has been selected as a finalist in the 2007 Financial Times Sustainable Banking Awards in the emerging markets category. Finalists were selected from 151 entries in 51 countries. The diverse nominees reflect the increasing importance of sustainable banking around the world, especially in emerging markets.

Prospects

As outlined in the group's year-end results for 2006, management believes performance to June 2007 is likely to be influenced by:
- growth in retail advances remaining robust but slowing, and accelerating growth in wholesale advances;
- continued increases in wholesale funding volumes as retail asset growth is increasing at a higher rate than retail deposit growth;
- an endowment benefit in the margin from last year's interest rate increases, partially offset by margin compression in certain categories of advances;
- a slight deterioration of the impairment charge following signs of increased levels of credit stress in Nedbank Retail and Imperial Bank, together with fewer impairment recoveries from Nedbank Capital and Nedbank Corporate;
- the ongoing effects of the Nedbank Retail price reductions and industry fee pressure;
- increased pressure on revenues and costs associated with the introduction of the NCA;
- the momentum from transactional banking mandates received by Nedbank Corporate and a strong pipeline built up by Nedbank Capital;
- lower positive property private equity revaluations;
- additional operating efficiencies;
- investment in retail distribution and continued marketing spend on the new brand positioning;
- finalisation of Basel II on 1 January 2008; and
- asset securitisation and ongoing capital management activities.

Consequently the group is currently expecting to achieve its target ROE of 20,0% for 2007. The efficiency ratio for the six months to 30 June 2007 is anticipated to show a slight decline from the levels reported for the first quarter.

Earnings forecasts to June 2007

Assuming economic conditions remain constant, the directors forecast headline earnings for the six months to 30 June 2007 to be between 23% and 33% higher than the R2 104 million reported for the six months to 30 June 2006. Headline earnings per share are forecast to be between 25% and 35% greater than the 522 cents per share reported for June 2006.

Based on the forecast range of headline earnings per share above and the net capital profits from non-core asset sales in 2006/7, basic earnings per share for the six months to June 2007 are forecast to be between 15% and 25% higher than the 577 cents per share reported for June 2006.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

Accounting policies

These results have been prepared in accordance with IAS 34: Interim Financial Reporting. The group's principal accounting policies, as stated in the 2006 annual financial statements, have been applied consistently in preparing these results.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Nedbank Group and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Financial highlights

		Unaudited March 2007	Unaudited March 2006	Audited December 2006
Share statistics				
Number of shares listed	m	451,6	443,8	450,9
Number of shares in				

issue excluding shares held by group entities	m	395,4	402,7	394,7
Weighted average number of shares	m	394,9	401,9	399,5
Fully diluted weighted average number of shares	m	410,0	413,2	412,3
Headline earnings per share	cents	322	255	1 110
Fully diluted headline earnings per share	cents	310	248	1 076
Net asset value per share	cents	6 458	5 688	6 363
Tangible net asset value per share	cents	5 206	4 457	5 106
Closing share price	cents	14 100	12 845	13 350
Price-earnings ratio	historical	11	12	12
Market capitalisation	Rbn	63,7	57,0	60,2
Key ratios				
Return on ordinary shareholders` equity (ROE)	%	20,4	18,3	18,6
Return on total assets (ROA)	%	1,19	1,16	1,14
Net interest income to average interest-earning banking assets	%	3,89	3,83	3,92
Non-interest revenue to total income*	%	41,7	48,2	46,3
Impairments charge to average advances	%	0,59	0,59	0,52
Efficiency ratio*	%	53,3	56,7	58,2
Effective taxation rate	%	30,0	25,6	27,8
Group capital adequacy ratios				
- Tier 1	%	8,2	9,2	8,3
- Total	%	12,4	12,8	11,8
Number of employees		24 999	22 226	24 034
Balance sheet statistics (Rm)				
Total equity attributable to equity holders of the parent		25 533	22 906	25 116
Total equity		30 001	26 774	29 388
Amounts owed to depositors		335 858	269 088	324 685
Loans and advances		325 529	260 437	308 563
Gross		330 891	265 691	313 747
Impairment of loans and advances		(5 362)	(5 254)	(5 184)
Total assets		442 331	363 731	424 912
Earnings reconciliation (Rm)				
Profit for the period		1 281	1 270	4 533
Less: Non-trading and capital items		9	244	98
Impairment of goodwill				(70)
Profit on sale of subsidiaries, investments and property and equipment		9	273	248
Net impairment of investments, property and equipment, and capitalised development costs				(54)
Taxation on above items			(29)	(26)
Headline earnings		1 272	1 026	4 435

* March 2006 restated

Consolidated income statement for the period ended

Rm	Unaudited March 2007	Unaudited March 2006	Audited December 2006
Interest and similar income	9 003	6 150	28 521
Interest expense and similar charges	5 827	3 730	17 558

Net interest income	3 176	2 420	10 963
Impairment charge on loans and advances	466	378	1 483
Income from lending activities	2 710	2 042	9 480
Non-interest revenue*	2 273	2 252	9 468
Operating income	4 983	4 294	18 948
Total expenses	2 903	2 648	11 886
Operating expenses*	2 870	2 622	11 740
BEE transaction expenses	33	26	146
Indirect taxation	69	77	345
Profit from operations before non-trading and capital items	2 011	1 569	6 717
Non-trading and capital items	9	273	124
Impairment of goodwill			(70)
Profit on sale of subsidiaries, investments and property and equipment	9	273	248
Net impairment of investments, property and equipment, and capitalised development costs			(54)
Profit from operations	2 020	1 842	6 841
Share of profits of associates and joint ventures	98	31	153
Profit before direct taxation	2 118	1 873	6 994
Total direct taxation	633	439	1 933
Direct taxation	633	410	1 907
Taxation on non-trading and capital items		29	26
Profit for the period	1 485	1 434	5 061
Attributable to:			
Profit attributable to equity holders of the parent	1 281	1 270	4 533
Profit attributable to minority interest - ordinary shareholders	75	54	309
- preference shareholders	129	110	219
Profit for the period	1 485	1 434	5 061
Basic earnings per share	324	316	1 135
Diluted earnings per share	312	316	1 099
Dividend declared per share			493
Dividend paid per share			394

* Reclassification of transaction costs in NIR

Expenses amounting to R38 million for the period ended 31 March 2006, directly related to NIR, have been reclassified from operating expenses, consistent with industry practice, and have been included in NIR.

These expenses represent transaction costs directly attributable to the acquisition of trading instruments recorded at fair values, which do not include transaction costs. The carrying amount of trading instruments, other than those at fair value through profit or loss, generally includes transaction costs. Consequently, transaction costs that would be included in the determination of the effective interest rate of the instruments and the interest attributable to the instrument have been disclosed within NIR. March 2006 results have been restated accordingly.

Consolidated balance sheet

at

	Unaudited	Unaudited	Audited
	March	March	December
Rm	2007	2006	2006
Assets			
Cash and cash equivalents	9 362	13 285	12 267
Other short-term securities	23 070	23 923	25 756
Derivative financial instruments	14 003	14 872	15 273
Government and other securities	24 011	16 653	22 196
Loans and advances	325 529	260 437	308 563
Other assets	17 174	10 206	12 468
Clients` indebtedness for acceptances	2 642	1 600	2 577

Current taxation receivable	150	134	161
Investment securities	7 626	6 465	7 155
Non-current assets held for sale	349	326	490
Investments in associate companies and joint ventures	1 018	677	907
Deferred taxation asset	102	360	120
Investment property	165	146	158
Property and equipment	3 393	3 123	3 377
Long-term employee benefit assets	1 437	1 225	1 444
Computer software and capitalised development costs	1 244	1 276	1 266
Mandatory reserve deposits with central bank	7 351	5 340	7 039
Goodwill	3 705	3 683	3 695
Total assets	442 331	363 731	424 912
Total equity and liabilities			
Ordinary share capital	395	403	395
Ordinary share premium	9 830	10 581	9 727
Reserves	15 308	11 922	14 994
Total equity attributable to equity holders of the parent	25 533	22 906	25 116
Minority shareholders` equity attributable to			
- ordinary shareholders	1 398	1 098	1 202
- preference shareholders	3 070	2 770	3 070
Total equity	30 001	26 774	29 388
Derivative financial instruments	11 563	16 371	12 904
Amounts owed to depositors	335 858	269 088	324 685
Other liabilities	42 123	35 504	37 847
Liabilities under acceptances	2 642	1 586	2 577
Current taxation liabilities	630	693	434
Other liabilities held for sale	276		417
Deferred taxation liabilities	1 742	690	1 649
Long-term employee benefit liabilities	1 214	1 071	1 215
Investment contract liabilities	5 556	4 345	5 278
Long-term debt instruments	10 726	7 609	8 518
Total liabilities	412 330	336 957	395 524
Total equity and liabilities	442 331	363 731	424 912
Guarantees on behalf of clients	15 253	11 064	15 250

Condensed consolidated statement of changes in equity

Rm	Total equity attributable to ordinary equity holders of the parent	Minority share-holders` equity attri-butable to preference share-holders	Minority share-holders` equity attri-butable to share-holders	Total equity
Balance at 31 December 2005	22 490	2 770	1 049	26 309
Net income recognised directly in equity	(223)	-	(5)	(228)
Foreign currency translation reserve movement	(17)		(5)	(22)
Available-for-sale reserve movement	(202)			(202)
Share-based payments reserve movement	49			49
Other movements	(53)			(53)
Profit for the period	1 269	110	54	1 433
Dividends to shareholders	(747)	(110)		(857)
Issues of shares net of expenses	117			117
Balance at 31 March 2006	22 906	2 770	1 098	26 774
Net income recognised directly in				

equity	623	-	22	645
Release of reserves previously not available	(105)			(105)
Foreign currency translation reserve movement	351		26	377
Available-for-sale reserve movement	92			92
Revaluation of owner-occupied property	77			77
Share-based payments reserve movement	176			176
Other movements	32		(4)	28
Profit for the period	3 264	119	255	3 638
Dividends to shareholders	(815)	(119)	(23)	(957)
Issues of shares net of expenses	758			758
Shares acquired by group entities	(1 620)			(1 620)
Shares issued / (repurchased) by subsidiary		300	(150)	150
Balance at 31 December 2006	25 116	3 070	1 202	29 388
Net income recognised directly in equity	157	-	(17)	140
Release of reserves previously not available	(4)			(4)
Foreign currency translation reserve movement	74		(23)	51
Available-for-sale reserve movement	6			6
Share-based payments reserve movement	80			80
Other movements	1		6	7
Profit for the period	1 281	135	69	1 485
Dividends to shareholders	(1 123)	(135)	(6)	(1 264)
Issues of shares net of expenses	102			102
Shares issued by subsidiary			150	150
Balance at 31 March 2007	25 533	3 070	1 398	30 001

Condensed consolidated cash flow statement
for the period ended

	Unaudited	Unaudited	Audited
	March	March	December
Rm	2007	2006	2006
Cash generated by operations	2 802	2 302	9 297
Change in funds for operating activities	(5 635)	160	(3 739)
Net cash generated from operating activities before taxation	(2 833)	2 462	5 558
Taxation paid	(141)	(137)	(953)
Cash flows (utilised by)/from operating activities	(2 974)	2 325	4 605
Cash flows (utilised by)/from investing activities	(671)	324	(1 057)
Cash flows from/(utilised by) financing activities	1 052	(913)	(1 131)
Net (decrease)/increase in cash and cash equivalents	(2 593)	1 736	2 417
Cash and cash equivalents at the beginning of the period*	19 306	16 889	16 889
Cash and cash equivalents at the end of the period*	16 713	18 625	19 306

* Including mandatory reserve deposits with central bank

Condensed operational segmental reporting
for the period ended

	Unaudited	Unaudited	Audited
	March	March	December
	2007	2006	2006
	Rbn	Rbn	Rbn

Total Total Total

	assets	assets	assets
Nedbank Corporate	183	143	175
Nedbank Capital	141	124	138
Nedbank Retail	134	101	125
Imperial Bank	32	24	30
Shared Services	6	8	9
Central Management	15	12	12
Eliminations	(69)	(48)	(64)
Total	442	364	425
	Unaudited	Unaudited	Audited
	March	March	December

2007 2006 2006

	Rm	Rm	Rm
	Operating income	Operating income	Operating income
Nedbank Corporate	2 002	1 711	7 654
Nedbank Capital	556	745	2 605
Nedbank Retail	2 344	1 855	8 591
Imperial Bank	263	210	932
Shared Services	8	3	228
Central Management	(138)	(191)	(859)
Eliminations	(52)	(39)	(203)
Total	4 983	4 294	18 948

Unaudited Unaudited Audited

	March 2007 Rm	March 2006 Rm	December 2006 Rm

Headline Headline Headline

	earnings	earnings	earnings
Nedbank Corporate	735	602	2 553
Nedbank Capital	285	339	1 145
Nedbank Retail	523	278	1 463
Imperial Bank	48	47	193
Shared Services	5	50	(176)
Central Management	(324)	(290)	(743)
Eliminations			
Total	1 272	1 026	4 435

Condensed geographical segmental reporting
for the period ended
Unaudited Unaudited Audited

	March 2007	March 2006	December 2006
Rm	Operating income	Operating income	Operating income
South Africa	4 660	4 054	17 616
Business operations	4 660	4 054	17 612
BEE transaction costs			
Foreign currency translation gains			4
Income attributable to preference shareholders			
Rest of Africa	137	112	657
Business operations	137	112	657
BEE transaction costs			
Rest of world	186	128	675
Business operations	186	128	675

4 983 4 294 18 948

	Unaudited March 2007	Unaudited March 2006	Audited December 2006

Headline Headline Headline

Rm	earnings	earnings	earnings
South Africa	1 206	984	4 176

Business operations	1 368	1 120	4 512
BEE transaction costs	(33)	(26)	(121)
Foreign currency translation gains			4
Income attributable to preference shareholders	(129)	(110)	(219)
Rest of Africa	20	14	76
Business operations	20	14	99
BEE transaction costs			(23)
Rest of world	46	28	183
Business operations	46	28	183
	1 272	1 026	4 435

Sandton
9 May 2007
Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital
Date: 09/05/2007 07:00:04 Produced by the JSE SENS Department.

END